Exhibit 99.1

ASX RELEASE

11 October 2023

KAZIA ANNOUNCES VOLUNTARY DELISTING FROM ASX

Sydney, 11 October 2023 - Kazia Therapeutics Limited (ASX:KZA, NASDAQ:KZIA) (Kazia or the Company), an oncology-focused drug development company, announces its intention to de-list from the Australian Securities Exchange (ASX).

Delisting

Kazia advises that it has submitted a formal application to the ASX to be removed from the official list of the ASX (Official List) in accordance with ASX Listing Rule 17.11 (Delist or the Delisting). This formal request follows the receipt of in-principle advice from the ASX in relation to the proposed Delisting, subject to the satisfaction of the conditions set out below.

The Board has ultimately determined that the costs, administrative burden and commercial disadvantages of remaining listed on ASX outweigh any benefits of a continued ASX listing. Following the Delisting, the Company will maintain its listing on the NASDAQ and the fully paid ordinary shares in the Company (Shares) will no longer be quoted on the ASX. Further details regarding the reasons for and consequences of the Delisting are set out below.

Reasons for seeking removal from the Official List

The Board considers that it is in the best interests of the Company and its shareholders for the Company to Delist for the following reasons.

(a)

Costs: The continued listing of Kazia on ASX requires it to incur considerable corporate and administrative costs, including listing fees. Kazia is seeking to minimise its expenditure and would cease incurring such additional costs if it is removed from the official list of ASX. The Company considers the financial, administrative and compliance obligations and costs associated with managing an ASX listing and a NASDAQ listing, including the higher level of regulatory compliance costs associated with a dual listing, noting that there are a number of material differences between the NASDAQ listing rules and the ASX listing rules, unjustifiable and not in the best interests of the Company’s securityholders.

(b)

Access to larger equity markets with biotechnology focus: The board of Kazia believes that delisting from ASX whilst retaining the NASDAQ listing will enable Kazia to have access to a deeper market that better understands, and values, biotechnology businesses, thereby allowing it to more readily raise more capital on better terms, from a wider investor base. This access is pivotal in assisting Kazia to raise appropriate growth capital to pursue its plans.

(c)

Capital raisings: The delisting from ASX and retention of a primary listing on NASDAQ is expected to improve the Company’s access to its institutional investor base and other financing options in the USA that currently has the most active biotechnology ecosystem on a global basis. Being dual listed on ASX and NASDAQ is currently limiting fundraising options for Kazia.

(d)

Location of directors and management: With the exception of two non-executive directors, the Company’s remaining non-executive board member, Karen Krumeich, the Company’s Chief Financial Officer and Dr John Friend, the Company’s CEO, Managing Director and Interim Chairman, are now based in the USA, reflecting the Company’s focus on international rather than domestic markets.

Arrangements for sale of Shares

The Company will notify shareholders whose securities are held on the Company’s Australian principal share register of the time and date at which the Company will be removed from the Official List shortly and inform those shareholders that if they wish to sell their securities on ASX they will need to do so before that date and if they don’t do so, they will only be able to sell their securities on-market on NASDAQ. The Company will also inform those shareholders generally what they will need to do if they wish to sell their securities on NASDAQ.

No change will occur to the quotation and trading of the Company’s securities on NASDAQ because of the removal from the Official List.

Consequences for the Company and its shareholders

The consequences for the Company and its shareholders if the Company is removed from the Official List of the ASX are set out below.

(a)	shareholders will no longer be able to trade their Shares on the ASX;

(b)

the Company’s Shares will only be capable of being traded on NASDAQ in the form of ADSs, which will require shareholders to transfer their Shares to ADSs to trade on NASDAQ and engage a suitably qualified Australian broker or a US based broker who is able to trade on NASDAQ, or by off-market, private transactions, which will require shareholders to identify and agree terms with potential purchasers of Shares;

(c)	following Delisting, the Company will not be subject to the ASX Listing Rules. In particular, the following ASX Listing Rule requirements will no longer apply:

(i)

continuous disclosure and other periodic reporting requirements (although the Company’s reporting requirements (including continuous disclosure – see below) will still be governed by the Corporations Act 2001 (Cth) (Corporations Act), the applicable rules of NASDAQ and its reporting obligations under US securities laws, as described in section (e) below);

(ii)	disclosure of certain information under the ASX Listing Rules (including changes of capital or information related to directors and the auditor of the Company);

(iii)

restrictions on the issue of new capital (such as the inability of the Company to issue in excess of 15% of its capital in any 12-month period without shareholder approval) and certain restrictions on transactions with related parties (although these will still be governed by the Corporations Act and the applicable rules of NASDAQ);

(iv)	requirements relating to significant changes to the Company’s activities; and

(v)	the requirement to report against the ASX Corporate Governance Principles and Recommendations;

(d)	if, following removal from the Official List, the Company has 100 or more shareholders, it will be an “unlisted disclosing entity” under the Corporations Act.

As an unlisted disclosing entity, the Company will still be required to give continuous disclosure of material matters in accordance with the Corporations Act by filing notices with ASIC under section 675 of the Corporations Act and the Company will still be required to lodge annual audited and half-yearly financial statements in accordance with the requirements of the Corporations Act. However, if the Company ceases to be an unlisted disclosing entity there will be no ongoing requirement for the Company to give continuous disclosure of material matters under section 675, or lodge half-yearly financial statements reviewed by an auditor, but as a public company it will continue to be required to lodge annual audited financial statements. In addition, the Company notes that it will also be required to fulfill its public reporting obligations under US securities laws as a US public company and, while its securities are listed on NASDAQ, its disclosure obligations under applicable NASDAQ listing rules;

(e)	the related party transaction provisions of the Corporations Act will continue to apply to the Company as an Australian public company; and

(f)	directors will continue to be subject to directors’ duties under the Corporations Act, including to act in good faith and in the best interests of the Company.

Some shareholders may consider that the reduction of obligations associated with an ASX listing is a disadvantage, including minority shareholders. While there will be differences in the regulatory regimes before and after the Delisting, minority shareholders will continue to benefit from the protections in the Corporations Act, such as in relation to the alteration of shareholder rights, financial reporting obligations and holding annual meetings of shareholders. Shareholders will also have protections because of US securities laws and applicable NASDAQ listing rules.

Conditions

ASX’s in-principle decision to approve the Delisting is subject to the Company’s compliance with the following conditions imposed by ASX under Listing Rule 17.11 and Guidance Note 33:

(a)

The Company sends written or electronic communications to all shareholders whose Shares are held on the Company’s Australian principal share register, in form and substance satisfactory to ASX (Notice), setting out:

(i)	the nominated time and date at which the entity will be removed from the ASX and that:

(A)	if they wish to sell their Shares on ASX, they will need to do so before then; and

(B)	if they don’t, thereafter they will only be able to sell the underlying securities on-market on NASDAQ in the form of ADSs; and

(ii)	generally what they need to do if they wish to sell their securities on NASDAQ.

(b)	The removal shall not take place any earlier than one month after the date the information in the Notice has been sent to shareholders.

(c)	The Company releases the full terms of this decision to the market upon making a formal application to ASX to remove the Company from the official list of ASX.

Importantly, Kazia shareholder approval is not required for the Delisting.

Arrangements to enable shareholders to sell their Shares or convert them to ADSs

In relation to the Delisting, the Company has established a voluntary ADS conversion facility pursuant to which shareholders may elect to convert their Shares to ADSs. The company will bear the fees associated with the ADS conversion.

Kazia will release additional documents that provide more information about the Delisting Facilities, including information and any relevant forms for shareholders in connection with the Delisting.

Remedies available to shareholders

If a shareholder of the Company considers the removal from the Official List to be contrary to the interests of the shareholders of the Company as a whole or oppressive to, unfairly prejudicial to, or unfairly discriminatory against a shareholder or shareholders, it may apply to the court for an order under Part 2F.1 of the Corporations Act. Under section 233 of the Corporations Act, the court can make any order that it considers appropriate in relation to the Company, including an order that the Company be wound up or an order regulating the conduct of the Company’s affairs in the future.

If a shareholder of the Company considers that the removal form the Official List involves “unacceptable circumstances”, it may apply to the Takeovers Panel for a declaration of unacceptable circumstances and other orders under Part 6.10 Division 2 Subdivision B of the Corporations Act (refer also to Guidance Note 1: Unacceptable Circumstances issued by the Takeovers Panel). Under section 657D of the Corporations Act, if the Takeovers Panel has declared circumstances to be unacceptable, it may make any order that it thinks appropriate to protect the rights or interests of any person or group of persons, where the Takeovers Panel is satisfied that those rights or interests are being affected, or will be or are likely to be affected, by the circumstances.

Timetable

The proposed timetable for the satisfaction of conditions and the expected date of removal of the Company from the Official List are as follows:

Event	Indicative Date*
Notification of intention to delist	11 October 2023
Despatch of letters and ADS Conversion Facility election forms to shareholders	12 October 2023
Closing Date: Participation in ADS Conversion Facility	10 November 2023
Last day for trading of the Company’s Shares on ASX	10 November 2023
Completion of removal of the Company from the Official List of the ASX	14 November 2023

*	Dates and times are indicative only and subject to change by the Company or ASX.

Shares may continue to be traded on ASX up until the last trading day, after which trading will be suspended until the Delisting on the next trading day.

This announcement was authorised for release by the Board.

Inquiries:

Company Matters Pty Limited

cosec@companymatters.com.au

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which isbeing developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase II study in glioblastoma reported promising signals of clinical activity in 2021, and a pivotal study in glioblastoma, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these havingreported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, andFast Track Designation (FTD) for glioblastoma by the FDA in August 2020. Paxalisib was also awarded (FTD) in July 2023 for the treatment of solid tumour brain metastases harbouring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A Phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, and Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, related to Kazia’s executive leadership changes, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.